UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

 ____________________________________________

ANADIGICS, Inc.

(Name of Subject Company)

  ____________________________________________

ANADIGICS, Inc.

(Name of Person Filing Statement)

  ____________________________________________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

 ____________________________________________

 Ronald L. Michels

Chairman and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

____________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 ( “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9; Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 3, 2016; Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 17, 2016; Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 19, 2016; Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 22, 2016 ; and Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 24, 2016 (as amended, the “Schedule 14D-9”), relating to the tender offer by Regulus Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of II-VI Incorporated, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $0.66 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2016, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on February 2, 2016 (as amended and supplemented from time to time, the “Schedule TO”), and in the related form of Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger” on page 29 of the Schedule 14D-9:

“The Company announced on February 25, 2016 that on February 24, 2016, the Company received from the competing bidder referred to as "Party B" a further amendment to its February 20, 2016 acquisition proposal that increases Party B's per-share offer price from $0.81 to $0.85 (the "February 24, 2016 Party B Proposed Merger Agreement"). The $0.85 per-share offer price set forth in the February 24, 2016 Party B Proposed Merger Agreement is $0.04 higher than the $0.81 per-share offer price set forth in the further revised set of proposed amendments and agreements received by the Company from II-VI on February 23, 2016.

After consultation with its financial and legal advisors, the Company's Board of Directors has unanimously determined in good faith that the February 24, 2016 Party B Proposed Merger Agreement is an Acquisition Proposal that constitutes a Superior Offer, as those terms are defined in the previously announced January 15, 2016 agreement and plan of merger pursuant to which an affiliate of II-VI offered to acquire all of the outstanding shares of ANADIGICS common stock on a fully diluted basis for $0.66 per share net in cash, pursuant to an all-cash tender offer and second-step merger.

In accordance with the terms of the II-VI Merger Agreement, the Company has notified II-VI of the February 24, 2016 Party B Proposed Merger Agreement and the determination by the Company's Board of Directors that said Acquisition Proposal constitutes a Superior Offer, as defined in the II-VI Merger Agreement. As provided in the II-VI Merger Agreement, and explained in the Company's February 22, 2016 and February 23, 2016 announcements, II-VI has two (2) business days by which to deliver to the Company an acquisition proposal that it believes would cause the February 24, 2016 Party B Proposed Merger Agreement to no longer constitute a Superior Offer. At the close of this two-business-day period, the auction process in which the Company has been engaged since November 2015 will terminate and the Company's Board of Directors will thereafter evaluate the final proposals received as of that date.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(I)

Press Release issued by the Company on February 25, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, Inc.

By:	/s/ Ronald L. Michels
Name: Ronald L. Michels
Title: Chairman and Chief Executive Officer

Dated: February 25, 2016